

January 30, 2024

Terrance Coyne
Chief Financial Officer
Royalty Pharma plc
110 East 59th Street
New York, NY 10022

      Re: Royalty Pharma plc
           Form 10-K for the period ended December 31, 2022
           Filed February 15, 2023
           File No. 001-39329

Dear Terrance Coyne:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences